Exhibit 4.25

Loan Facility Framework Agreement

This Loan Facility Framework Agreement (hereinafter referred to as the “Agreement”) was signed by the following Parties on December 4, 2023 in Haidian District, Beijing, People’s Republic of China (hereinafter referred to as the “PRC”):

(1) Kingsoft Corporation Limited (“Lender” or “Kingsoft Group”)

(2) Kingsoft Cloud Holdings Limited (“Borrower” or “Kingsoft Cloud”)

(In the Agreement, each of the above parties shall be referred to as “Party” individually and as “Parties” collectively.)

WHEREAS:

1. The Lender undertakes to provide loans to the Borrower in accordance with the provisions of the Agreement upon the effectiveness hereof, and the Borrower undertakes to use the loan funds in strict accordance with the provisions of the Agreement;

2. In order to clarify the rights and obligations of the Borrower and the Lender under the above loan arrangement, the Parties hereby agree as follows:

Article 1Definitions

1.1 Unless otherwise interpreted in the context, the following terms in the Agreement shall have the following meanings:

(1) “Lender” shall mean Kingsoft Corporation Limited. For the purpose of the Agreement, Kingsoft Corporation Limited may choose itself or its subsidiaries within the consolidation scope as the de facto Lender, all referred to as the Lender; however, whether Lender refers to Kingsoft Corporation Limited or its subsidiaries within the consolidation scope shall be determined based on the context according to common understanding.

(2) “Borrower” shall mean Kingsoft Cloud Holdings Limited. For the purpose of the Agreement, Kingsoft Cloud Holdings Limited may choose itself or its subsidiaries within the consolidation scope as the de facto Borrower, all referred to as the Borrower; however, whether Borrower refers to Kingsoft Cloud Holdings Limited or its subsidiaries within the consolidation scope shall be determined based on the context according to common understanding.

(3) “Lender” and “Borrower” shall include successors and assigns permitted by each Party for their respective benefits.

(4) “Listing Rules” shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

(5) “Subsidiary” refers to herein shall have the same meaning as “subsidiary” in the Listing Rules. A company’s “subsidiary” refers to a company in which the said company is interested in and able to exercise or control the exercise of 50% or more of the voting rights at its shareholders’ general meeting, including consolidated entities that the company controls, wholly or partially, through contractual arrangements.

(6) “Execution Agreement to Loan Agreement” shall mean the individual Loan

Agreements signed separately by the subsidiaries of the Lender and the subsidiaries of the Borrower for the purpose of performing the Framework Agreement (subject to the actual name of the signed agreement).

(7) “Guarantee Agreement” shall mean the Guarantee Agreement (subject to the actual name of the signed agreement) and the Fixed Assets Mortgage Agreement (if any, subject to the actual name of the signed agreement) signed by the Lender, the Borrower, and their respective subsidiaries for the purpose of guaranteeing the loan under the Agreement and the Execution Agreement to Loan Agreement.

(8) “Article” shall be interpreted as the articles of the Agreement, unless otherwise specified by the context of the Agreement.

(9) “Taxes” shall be interpreted to include any taxes, charges, duties, or similar levies (including, but not limited to, any penalties or interests related to unpaid or delayed payment of such taxes).

(10) Reference to “above,” “below,” “within,” and “upon expiry” in the Agreement include the specified number; reference to “less than,” “exceeding,” and “other than” shall not include the specified number.

1.2 The headings of each article of the Agreement are provided solely for reference purposes and shall not be used to interpret or affect the interpretation of the provisions of the Agreement in any circumstances.

1.3 Unless otherwise required in the context, the plural form shall be deemed to include the singular form, and vice versa.

Article 2Determination of Rights and Obligations

2.1 Loan Amount

Upon effectiveness of the Agreement, subject to the absence of any default or accelerated repayment event, and provided that the Parties have fulfilled other requirements stipulated in the Agreement, the Lender undertakes to provide the Borrower with a total loan amount not exceeding RMB1.5 billion during the period from December 5, 2023 to December 31, 2025 (the “Drawdown Period”), by means of bank entrusted loans.

The aforementioned limit for the loan amount shall be a one-off limit. During the Drawdown Period, regardless of whether the Borrower has fulfilled its debt repayment obligations under the limit, the limit utilized by the loan amount shall not be restored.

2.2 Upon satisfaction of the withdrawal conditions, the Borrower may submit a qualified withdrawal application to the Lender and provide a withdrawal application form. The Lender shall remit the loan amount to the Borrower’s designated bank account on the withdrawal date according to the Borrower’s application. At the time of withdrawal, the Borrower and the Lender shall separately sign the Execution Agreement to Loan Agreement and the Fixed Assets Mortgage Agreement (if any, subject to the actual name of the signed agreement).

2.3 Withdrawal Conditions

Upon effectiveness of the Agreement and subject to the following conditions, a withdrawal application submitted by the Borrower shall be deemed qualified:

(1) All statements and warranties made by the Borrower are true, complete, accurate, and not misleading.

(2) The Borrower shall submit a withdrawal application during the Drawdown Period, and the withdrawal date shall be a working day in mainland China. The withdrawal date shall be within 10 working days after the date of the withdrawal application.

(3) The Borrower and its subsidiaries have signed and perform their obligations under the Agreement and the Guarantee Agreement (subject to the actual name of the signed agreement), and there are no ongoing default events or accelerated repayment events.

(4) The subsidiaries of the Borrower and the subsidiaries of the Lender have properly signed and delivered the Execution Agreement to Loan Agreement and the Fixed Assets Mortgage Agreement (if any, subject to the actual name of the signed agreement).

(5) The Borrower and its subsidiaries have obtained all relevant approvals and authorizations for the Execution Agreement to Loan Agreement, the Guarantee Agreement, and the Fixed Assets Mortgage Agreement (if any, subject to the actual name of the signed agreement).

(6) The Parties shall fulfill the necessary approval and disclosure procedures (if any) in accordance with the applicable Listing Rules.

(7) There have been no events that have significant adverse impact on the Borrower at or prior to the time of the Lender providing the loan.

2.4 The loans and the interest thereon under the Agreement shall be denominated in Renminbi (RMB) as the benchmark currency.

2.5 The Parties acknowledge that the Borrower shall fulfill its obligation to repay the principal and interest to the Lender in accordance with the provisions of the Agreement and the separately signed Execution Agreement to Loan Agreement.

Article 3Purpose of Loan

3.1 Without the prior written consent of the Lender, the amount of loan hereunder may be used only for acquisition expenditures for Borrower’s computing power equipment or to repay the outstanding principal amount of the loan due and payable under the Agreement. The foregoing computing power equipment means computing power equipment that is marked with a specific identification on the nameplate of the equipment model purchased by the Borrower.

3.2 The amount of loan shall be used exclusively for the purpose for which they were borrowed and for no other purpose. Loans provided by the Lender shall not be used to reverse operating losses of the Borrower or to pay any accrued interest on the principal amount of the Loan Facility without the prior written consent of the Lender.

3.3 The payment collection account of the Borrower shall be an escrow account, and the balance of which shall not be less than the interest balance of all withdrawals made by the Borrower. The escrow account shall be used by the Lender to supervise the Borrower’s payment collection to ensure that the Borrower is of healthy operation and has sufficient solvency; the above account supervision matters shall be agreed upon by the subsidiaries of the Borrower and the subsidiaries of the Lender by entering into a separate “account supervision agreement” (subject to the name of the actual agreement to be entered into).

Article 4Interest

4.1 Date of loan: The Parties acknowledge that the date on which the Lender agrees to remit funds to the Borrower pursuant to the separate Execution Agreement to Loan Agreement with the Borrower is the Date of Loan.

Subject to Borrower’s performance in strict accordance with the Agreement, the Parties acknowledge that the interest rate on the loan under the Agreement shall be determined as follows:

(1) The interest rate for loans of less than one year shall be a fixed lending rate, i.e. 3.75% per annum.

(2) The interest rate for loans of more than one year shall be the higher of the quoted market interest rate (LPR) for loans of more than one year (inclusive) and less than five years (if any) published by the People’s Bank of China on the date of drawdown plus 60 basis points (1 basis point = 0.01%), or a fixed lending rate of 4.05% per annum.

4.3 Interest on loans shall be accrued on a daily basis using a 360-day year from the date of drawdown, and shall be settled and paid on a quarterly basis. If the interest payment date falls on a day that is not a business day of the bank, it shall be postponed to the next business day of the bank. The final interest payment date shall be the maturity date of the loan as agreed in the separate Execution Agreement to Loan Agreement (subject to the name of the actual agreement to be entered into).

4.4 If the Borrower fails to repay the full amount of the principal and interest of the loan within the period of time agreed in the separate Execution Agreement to Loan Agreement and the Agreement, the Lender shall have the right to charge overdue interest from the date of expiration of the repayment period; the overdue interest rate of failure to make repayment on the date agreed in the Agreement shall be the borrowing interest rate of the Agreement plus 50%. For interest that cannot be paid on time, interest shall be compounded at the above penalty rate from the date of the Borrower’s late payment until the date the principal and interest on such loan are paid off.

Article 5Loan Term

The loan term for drawdown pursuant to the Agreement shall not exceed 18 months from the date of such loan. In any event, however, all outstanding principal and unpaid interest under the Agreement shall be paid by the Borrower by December 31, 2025 (the “Final Maturity Date of Loan Term”).

Article 6Repayment of Loans

6.1 Except for the occurrence of an event of default or an accelerated repayment event as set forth in Article 8 hereof, the Borrower shall repay the loan and the accrued and unpaid interest to the Lender in a lump sum in full on the repayment date as agreed in the separate Execution Agreement to Loan Agreement to be entered into by the subsidiaries of the Borrower and the subsidiaries of the Lender; and in any event, the Borrower shall repay all of the loan and the accrued and unpaid interest prior to the Final Maturity Date of Loan Term.

6.2 The Borrower under the Agreement is required to pay interest to the Lender on a quarterly basis, with the calculation method as follows:

Interest to be paid per quarter = (total amount of loan drawn down ＊ applicable interest rate per annum) / 360 ＊ number of loan days in the quarter.

6.3 Information on the bank account number where the Lender receives the repayment of the principal amount of the loan and the interest thereon shall be agreed upon in the separate Execution Agreement to Loan Agreement to be entered into by the subsidiaries of the Borrower and the subsidiaries of the Lender at the time of drawdown.

6.4 Early repayment

(1) If the Lender reasonably believes that there is a material adverse change in the credit standing of the Borrower that may seriously threaten the timely repayment of the loan, the Lender shall have the right to require the Borrower to repay the principal and interest in advance and to enter into a relevant loan termination agreement.

(2) If the Borrower requests for early repayment, the Borrower is required to apply in writing to the Lender for early repayment of principal and interest 10 working days in advance by giving a notice of early repayment that sets out the date and amount of the early repayment, and the Lender shall reply in writing whether or not it agrees to the repayment within 5 working days from the date of receipt of the notice of repayment from the Borrower.

In case of early repayment, the interest payable for the loan in the quarter = (total loan amount * applicable annual interest rate)/360 * the actual number of days for the loan in the quarter.

(Note: The actual number of days for the loan in the quarter is the actual number of days in the quarter of repayment up to the date on which the Borrower repays the loan, remits the principal amount of the loan and the interest for the quarter.)

Article 7Guarantee

7. In respect of the loan under the Agreement and the separate Execution Agreement to Loan Agreement, if the borrower is a domestic company of Kingsoft Cloud Group, all other domestic companies of Kingsoft Cloud Group other than such domestic company shall provide joint and several guarantee; if the borrower is an offshore company of Kingsoft Cloud Group, all other offshore companies of Kingsoft Cloud Group other than such offshore company shall provide joint and several guarantee; meanwhile, Kingsoft Cloud Group shall give an undertaking to Kingsoft Group that it will deploy funds in a manner permitted by the prevailing laws in order to procure the repayment of all the borrowings by the ultimate borrower under the Agreement. In relation to the aforesaid guarantee, the subsidiaries of the Borrower and the subsidiaries of the Lender shall enter into a separate Guarantee Agreement (subject to the name of the actual agreement to be entered into).

7.2 The Lender and the Borrower agree that the first drawdown shall not be secured by the fixed assets mortgage (the “Loan Exempted from Fixed Assets Mortgage”), provided that all of the following requirements are fully met,

(1) The drawdown is up to RMB500 million;

(2) The drawdown is made before January 31, 2024;

(3) The term of the loan does not exceed 10 months.

7.3 The Lender and the Borrower acknowledge that, except for the Loan Exempted from Fixed Assets Mortgage in fulfillment of Article 7.2, for all other loans hereunder, the Borrower shall undertake to provide full fixed assets mortgage as scheduled with the fixed assets (as defined in Article 7.4) that the Borrower legally owns and has the right to dispose of in accordance with the following provisions, and the Parties shall determine the specific terms and conditions of the mortgage with reference to the following principles:

(1) For cumulative drawdowns of RMB500 million or less, the Fixed Assets Mortgage Agreement and the registration of the mortgage (if required) shall be entered into and properly completed by February 29, 2024, and the value of the collaterals shall not be less than the amount of drawdown of the current loan * 120%.

(2) If the cumulative drawdown exceeds RMB500 million, the Fixed Assets Mortgage Agreement and the registration of the mortgage (if required) shall be entered into and completed before the drawdown of the current loan, and the value of the collaterals shall not be less than the drawdown amount of the current loan * 120%.

(3) The Borrower may apply for the release of the mortgage for the portion of the foregoing loan that has been duly repaid; provided, however, that in any event, the amount of security for fixed assets mortgage over all outstanding loans hereunder shall not be less than (amount of all outstanding debt - outstanding portion of the Loan Exempted from the Fixed Assets Mortgage) ＊ 120% until all of the Loan Exempted from Fixed Assets Mortgage have been repaid; and that the amount of security for fixed assets mortgage over all outstanding loans hereunder shall not be less than the amount of all outstanding debt * 120% after all of the Loan Exempted from Fixed Assets Mortgage have been repaid.

7.4 The fixed assets as collaterals referred to in the aforesaid Article 7.3 refer to the computing power equipment, which refer to the computing power equipment that is marked with a specific identification on the nameplate of the equipment model procured by the Borrower. If the value of the aforesaid fixed assets as collaterals is significantly impaired due to market conditions, depreciation, etc., the Borrower shall further replenish the collateral until the covenants herein and the Fixed Assets Mortgage Agreement (subject to the name of the actual agreement to be entered into) are satisfied.

7.5 The specific fixed assets mortgage matters described in the aforesaid Article 7.3 shall be separately agreed upon in the Fixed Assets Mortgage Agreement (subject to the name of the actual agreement to be entered into) to be entered into between the subsidiaries of the Borrower and the subsidiaries of the Lender. Except for the disposal of fixed assets pursuant to the Fixed Assets Mortgage Agreement (subject to the name of the actual agreement to be entered into), the Borrower shall not carry out any act of asset disposal without the consent of the Lender, and any disposal of fixed assets not in accordance with the Fixed Assets Mortgage Agreement (subject to the name of the actual agreement to be entered into) shall not constitute a derogation from the list of the mortgaged assets.

7.6 The Parties acknowledge that in the event that the Borrower provides the Lender with the fixed assets mortgage pursuant to the Agreement, the Kingsoft Cloud Group shall be deemed to have obtained all necessary authorizations and approvals to perform the undertakings in respect of the mortgage in the foregoing clause if and only if the Borrower has duly fulfilled the requirements (including, but not limited to, announcements, circulars, (independent) shareholders’ approvals, etc.) under the Listing Rules applicable to such clauses. In the event that the Borrower fails to duly fulfill the requirements of the Listing Rules applicable to such clauses (including but not limited to Article 2.3(4), Article 7.2 to Article 7.5 hereof) by February 29, 2024, the Lender shall be entitled to reduce the drawdown limit required by the Fixed Assets Mortgage attached to the drawdown conditions of the Agreement.

7.7 The Parties hereto acknowledge that the drawdown conditions of the Agreement which involve the requirement of fixed assets mortgage (including, but not limited to, Article 2.3(4), Article 7.2 to Article 7.5 hereof) shall not be waived by virtue of the provisions of Article 7.6. If the Borrower fails to provide the full amount of mortgage as scheduled in accordance with the Agreement, the drawdown limit with the fixed assets mortgage requirement shall be canceled.

Article 8Event of Default and Accelerated Repayment Event

8.1 Except as otherwise agreed in the Agreement, the following events constitute an event of default:

(1) Borrower’s failure to repay the loan and other obligations due under the Agreement;

(2) The Borrower uses the loan in violation of the agreed-upon purpose;

(3) The Borrower fails to perform any of its obligations or undertakings under the Agreement or any statement made by it herein is untrue or incorrect;

(4) The Borrower fails to provide adequate collateral in compliance with the requirements of the Agreement and the Guarantee Agreement, or fails to provide such collateral as scheduled, or willfully engages in conduct that detracts from the value of the collateral, and fails to provide supplemental mortgage measures to the satisfaction of Lender upon Lender’s request;

(5) Other serious breaches.

8.2 In the event of an event of default as described in Article 8.1, unless otherwise agreed herein, interest shall accrue at the rate of 0.1% per day for the period from the date of occurrence of the event of default to the date of repayment by the Borrower of all outstanding principal and interest.

8.3 The following events constitute accelerated repayment events:

(1) The Lender directly or indirectly holds less than 30% of the shares in issue of the Borrower (taking full dilution as the basis for calculation);

(2) The Lender believes with reason that there is a material adverse change in the normal business conditions of the Borrower that may seriously threaten the safe repayment of the loan.

8.4 The Borrower shall promptly notify the Lender in writing if it knows or identifies that any of the matters referred to in Article 8.1 and 8.3 above, or an event which may lead to such matters, has occurred.

8.5 Unless an event of default or accelerated repayment event set forth in Article 8.1 and 8.3 above has been completely resolved to the satisfaction of the Lender, the Lender shall have the right, at the time of occurrence of an event of default or accelerated repayment event or at any time thereafter, to demand repayment of the principal of and interest on the Loans, in whole or in part, by sending a repayment notice in writing to the Borrower. The loan hereunder shall be deemed to be immediately due upon Lender’s issuance of a repayment notice.

Article 9Fulfillment of the Agreement

9.1 The Agreement is a framework agreement, pursuant to which the Lender shall be entitled to designate any of its subsidiaries to provide loans to any of the Borrower’s subsidiaries, and the terms and conditions contained herein shall apply equally to the Borrower’s subsidiaries and the Lender’s subsidiaries as if they were signatories hereto.

9.2 For the purpose of performing the Agreement, the subsidiaries of the Lender and the subsidiaries of the Borrower are required to enter into a separate Execution Agreement to Loan Agreement; in the event of any inconsistency between the separate Execution Agreement to Loan Agreement and the Agreement, the Agreement shall prevail; and a separate Execution Agreement to Loan Agreement may be applicable to any matters not covered by the Agreement.

9.3 If the subsidiaries of the Lender and the subsidiaries of the Borrower perform the Agreement, the Lender shall remain the principal creditor, and if the subsidiaries of the Lender provides all of the loans, the Lender shall be deemed to have fully performed its lending obligations hereunder; and if the subsidiaries of the Borrower repays all of the loans and the accrued interest thereon, the Borrower shall be deemed to have fully performed its repayment obligations hereunder.

9.4 Any breach by a subsidiary of the Borrower of the Agreement or the separate Execution Agreement to Loan Agreement with a subsidiary of the Lender, shall be deemed to be a default by the Borrower, and the Lender shall be entitled to the remedies hereunder, under the Guarantee Agreement and otherwise.

Article 10 Taxes and Expenses

Each Party shall be responsible for its own actual taxes and related expenses arising from the performance of the Agreement and the Execution Agreement to Loan Agreement.

Article 11 Confidentiality

11.1 Regardless of whether or not the Agreement has been terminated, each Party shall be under an obligation of confidentiality with respect to trade secrets, proprietary information, customer information and other information of a confidential nature of the other Party known to it or received by it in connection with the execution and performance of the Agreement (hereinafter collectively referred to as the “Confidential Information”), and each Party shall make use of such Confidential Information only for the purpose of fulfilling its obligations under the Agreement. Without the written content of the other Party, each Party shall not disclose the said Confidential Information to any third party, otherwise it shall be liable for breach of agreement and damages.

11.2 The foregoing obligation of confidentiality shall not apply in the following cases:

(1) Information required to be disclosed by laws, binding judgments, orders,

requirements, rules or regulations of a court or governmental authority, however, when subject to such requirements, to the extent permitted by laws, regulations or legal proceedings and reasonably practicable, it shall notify the other Party in advance of the disclosure within a reasonable time before the disclosure and do its commercially reasonable efforts to assist the information-providing party to take steps to minimize the impact of the disclosure to the extent permitted by laws, regulations or legal proceedings;

(2) Each Party performs the appropriate disclosure obligations in accordance with the Listing Rules applicable to each Party, however, when subject to such requirements, to the extent permitted by laws, regulations or legal proceedings and reasonably practicable, it shall notify the other Party in advance of the disclosure within a reasonable time before the disclosure and do its commercially reasonable efforts to assist the information-providing party to take steps to minimize the impact of the disclosure to the extent permitted by laws, regulations or legal proceedings;

(3) Each Party discloses information to related parties, management, directors, employees, agents, representatives, accountants, legal counsels, other professional advisors of a Party and to any prospective lender, investor for the purposes of the Agreement, provided that the Parties shall require the foregoing subjects and persons to comply with the provisions of this Article with respect to such Confidential Information as if they were a Party to the Agreement; and

(4) Information that enters the public domain without any fault on the part of the recipient.

11.3 Upon termination of the Agreement, each Party shall, upon the request of the other Party, return, destroy or otherwise dispose of all documents, information or software containing Confidential Information and cease to use such Confidential Information, except for the information that the recipient is expressly required to retain by laws and regulations, governmental authorities, courts of competent jurisdiction, stock exchanges, relevant self-discipline rules or internal audit, legal, compliance or other internal bona fide documents.

11.4 Notwithstanding any other provisions of the Agreement, the effect of the provisions of this article shall not be affected by the suspension or termination of the Agreement.

Article 12 Notification

12.1 Any notice, request, demand, or other communications required or made under the Agreement shall be delivered in writing to the relevant Party.

12.2 Any such notices or other communications sent by facsimile or telex shall be deemed to have been served upon dispatch; if delivered in person, it shall be deemed delivered to have been served upon handover; if sent by post, it shall be deemed to have been served five (5) days after being posted.

Article 13 Default Liability

13.1 The Borrower undertakes that any action, claim, cost, damage, expense, liability, loss, or proceeding suffered or incurred by the Lender due to the Borrower’s breach of any obligation under the Agreement shall result in the Borrower bearing corresponding liability towards the Lender.

13.2 Notwithstanding any other provision of the Agreement, the efficacy of the provisions of this article shall not be affected by the suspension or termination of the Agreement.

Article 14 Governing Law and Dispute Resolution

14.1 The execution, effectiveness, performance, modification, interpretation, and termination of the Agreement shall be governed by the laws of China (excluding Hong Kong, Macau, and Taiwan) for the purposes of the Agreement.

14.2 Any disputes arising from or in connection with the Agreement shall be resolved through amicable negotiation by the Parties; if the Parties fail to agree on the settlement of a dispute within 30 days after one Party requests the other to settle it by negotiation, the dispute (including disputes regarding the validity or existence of the Agreement) shall be submitted to China International Economic and Trade Arbitration Commission for arbitration in Beijing under its prevailing rules.

14.3 The arbitration award shall be final and binding on all Parties, and enforceable in accordance with the relevant terms.

14.4 In the event of non-compliance with the arbitration award by the losing party, the winning party may apply for enforcement in a court with jurisdiction. The costs of arbitration (including reasonable legal fees) shall be borne by the losing party or as ordered by the arbitral tribunal. Should it be necessary for any type of litigation to enforce an arbitral award, the breaching party shall pay all reasonable expenses and costs and reasonable legal fees, including but not limited to, any supplementary litigation or enforcement fees resulting from an application to enforce the arbitral award.

14.5 Except for those in dispute subject to arbitration, the remaining provisions of the Agreement shall remain in effect during the arbitration proceedings.

Article 15 Miscellaneous

15.1 Notwithstanding any other provisions of the Agreement, the Agreement shall come into effect upon signature and be effective after obtaining approval from the Lender’s board of directors regarding the provisions of the Agreement; the Agreement shall not bind the Parties until approval is obtained from the Lender’s board of directors.

15.2 The Agreement is made out in Chinese in quadruplicate, all being equally authentic, and each Party shall hold two copies.

15.3 Any rights, powers, and remedies granted to each Party under the Agreement do not exclude any other rights, powers, or remedies enjoyed by that Party under legal provisions and other provisions of the Agreement. The exercise of one Party’s rights, powers, and remedies does not preclude the exercise of any other rights, powers, and remedies available to that Party.

15.4 Failure to exercise or delay in exercising any rights, powers, or remedies enjoyed by a Party under the Agreement or the law (referred to collectively as “such Party’s rights”) shall not constitute a waiver of those rights. Further, the waiver of any individual or part of such Party’s rights does not exclude the exercise of such Party’s rights in another manner or the exercise of other such Party’s rights.

15.5 Each provision of the Agreement is severable and independent of the other provisions. If at any time any one or more provisions of the Agreement become invalid, illegal, or unenforceable, it shall not affect the validity, legality, and enforceability of the other provisions of the Agreement.

15.6 Any modifications and supplements to the Agreement must be made in writing and will only be effective after proper signed by all Parties to the Agreement.

15.7 The Borrower shall not assign any rights and/or obligations under the Agreement to any third party without the prior written consent of the Lender. The Lender may, after notifying the other Parties, assign any of its rights and/or obligations under the Agreement to any designated third party.

15.8 The Agreement shall be binding on the legal successors of the Parties.

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Kingsoft Corporation Limited

(Seal)

By:	/s/ Tao Zou

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Kingsoft Cloud Holdings Limited

(Seal)

By:	/s/ Tao Zou